FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2019

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

March 31, 2019

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2019 of Videotron Ltd.

QUARTERLY REPORT

2019 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2019 – March 31, 2019

May 14, 2019

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2019 and 2018

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc., is governed the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporation.  Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2019 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2018 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income. Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. The impact of adoption of IFRS 16 on a fully retrospective basis is described under “Changes in Accounting Policies.”

Table 2 provides a reconciliation of adjusted EBITDA to net income for the first quarter of 2019, compared with the first quarter of 2018, without restatement of comparative figures following adoption of IFRS 16, as permitted under International Financial Reporting Standards (“IFRS”). Form F1 in Canadian securities regulatory authorities’ Regulation 51-102 respecting continuous disclosure obligations stipulates that if a choice made in applying a change in accounting policies has a material effect, as is the case with IFRS 16, the Corporation may explain its choice and discuss the effect on its financial performance.

DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data centre operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment is payable as of March 31, 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows. The amount deferred is revaluated on a quarterly basis and any change is recorded in income from discontinued operations.

In this Management Discussion and Analysis, only continuing operating activities of the Corporation are included in the analysis of its operating results.

HIGHLIGHTS SINCE DECEMBER 31, 2018

•           During the first quarter of 2019, revenues grew by 2.8%, adjusted EBITDA income grew by 1.5% and ABPU grew by 1.3%, all compared to the first quarter of 2018.

•           As of March 31, 2019, 1,193,600 lines were activated to the mobile telephony service, an increase of 39,800 (3.4%) in the quarter and a year-over-year increase of 146,300 (14.0%).

•           On January 7, 2019, Mr. Jean-François Pruneau, previously Senior Vice President and Chief Financial Officer of Quebecor Inc. since November 2010, was appointed President and CEO of the Corporation succeeding to Ms. Manon Brouillette who resigned as of December 31, 2018.

•           On April 10, 2019, Videotron acquired 10 blocks of low-frequency spectrum in the 600 MHz band in Innovation, Science and Economic Development Canada’s (“ISED Canada”) latest commercial mobile spectrum auction. The licences covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario areas and were acquired for $256.0 million.

•           Videotron received many honours in the first quarter of 2019. It ranked first in customer experience among Canadian mobile carriers for the 3rd consecutive year according to the Forrester Customer Experience Index and was rated the most respected telecommunications company in Québec for the 14th consecutive year in the 2019 Léger Reputation survey. Videotron was also the most influential telecommunications brand in Québec for the 6th consecutive year, according to the 2019 Ipsos Infopresse index. Finally, Videotron made its appearance on Media Corp. Canada’s list of Canada’s 70 greenest employers in 2019.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standard (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2019	2018
Adjusted EBITDA	$423.0	$416.9

Depreciation and amortization	(173.6)	(171.3)

Financial expenses	(48.9)	(41.7)

Loss on valuation and translation of financial instruments	(0.6)	(1.4)

Restructuring of operations and other items	(1.7)	(2.7)

Income taxes	(42.4)	(48.2)

Income from discontinued operations	115.9	0.7

Net income	$271.7	$152.3

Adjusted EBITDA without restatement of comparative figures

Table 2 provides a reconciliation of adjusted EBITDA to net income for the first quarter of 2019, compared with the first quarter of 2018, without restatement of comparative figures following the adoption of IFRS 16.

Table 2

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

	Three months ended March 31
	2019	2018
Adjusted EBITDA	$423.0	$407.5

Depreciation and amortization	(173.6)	(164.2)

Financial expenses	(48.9)	(39.8)

Loss on valuation and translation of financial instruments	(0.6)	(1.4)

Restructuring of operations and other items	(1.7)	(2.7)

Income taxes	(42.4)	(48.1)

Income from discontinued operations	115.9	0.7

Net income	$271.7	$152.0

KEY PERFORMANCE INDICATOR

Revenue-generating unit

The Corporation uses Revenue-generating unit (“RGU”), an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses average billing per unit (“ABPU”), an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Analysis of Consolidated Results of Videotron

2019/2018 First Quarter Comparison

Revenues: $839.8 million, an increase of $22.6 million (2.8%).

•           Revenues from mobile telephony services increased by $15.6 million (12.4%) to $141.4 million essentially due to subscriber growth.

•           Revenues from Internet access services increased by $12.0 million (4.6%) to $273.6 million. The favourable variance was mainly due to subscriber plan mix, rate increases, and by subscriber growth, partially offset by lower revenues from excess usage.

•           Revenues from cable television services decreased by $3.5 million (-1.4%) to $245.2 million. This decrease was primarily due to the net erosion of the customer base, however partially offset by higher per-customer revenues.

•           Revenues from cable telephony services decreased by $7.9 million (-8.3%) to $87.3 million, mainly due to the net erosion of the customer base and lower per-connection revenues.

•           Revenues from equipment sales increased by $3.7 million (8.1%) to $49.2 million, mainly due to higher revenue per mobile device and higher sales of mobile devices.

•           Other revenues increased by $2.7 million (6.7%) to $43.1 million, mainly attributable to Club illico revenues of $12.9 million an increase of $1.8M (16.2%).

ABPU: $49.47 in the first quarter of 2019, compared with $48.82 in the same quarter of 2018, an increase of $0.65 (1.3%). While mobile ABPU reached $52.50 in the first quarter of 2019, compared with $53.25 in the same quarter of 2018, a decrease of $0.75 (-1.4%), mainly driven by an increase in the BYOD, household packages and, the lauch of Fizz, a dynamic and competitive new brand that delivers mobile service featuring an empowering, fully digital experience and advantageous pricing.

Customer statistics

RGUs — As of March 31, 2019, the total number of revenue-generating units stood at 6,013,600, an increase of 23,300 (0.4%) in the first quarter of 2019, compared with an increase of 19,300 (0.3%) in the same period last year. RGUs increased by 113,200 (1.9%) over the last twelve months (Table 3).

Mobile telephony service — As of March 31, 2019, 1,193,600 lines were activated to the mobile telephony network, an increase of 39,800 (3.4%) in the quarter, compared with an increase of 23,300 (2.3%) in the same quarter of 2018. Mobile telephony lines increased by 146,300 (14.0%) over the last twelve months (Table 3).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,710,800 as at the end of the first quarter of 2019, an increase of 6,300 (0.4%) in the quarter, compared with an increase of 8,100 (0.5%) in the same quarter of 2018. Cable Internet access customers increased by 36,200 (2.2%) over the last twelve months (Table 3). As of March 31, 2019, the household penetration rate (number of subscribers as a proportion of the 2,915,400 total homes passed) for the cable Internet access services was 58.7%, compared with 58.2% as of March 31, 2018.

Cable television — The cable television subscribers decreased by 14,700 (-0.9%) in the first quarter of 2019, compared with a decrease of 15,000 (-0.9%) in the first quarter of 2018 and a year-over-year decrease of 42,900 (-2.6%) (Table 3). As of March 31, 2019, the cable network household penetration rate was 54.3%, compared with 56.5% a year earlier.

Cable telephony service — The number of cable telephony lines stood at 1,094,900 as at the end of the first quarter of 2019, a decrease of 19,000 (-1.7%) in the quarter, compared with a decrease of 18,900 (-1.6%) in the same quarter of 2018. Cable telephony lines decreased by 74,700 (-6.4%) over the last twelve months (Table 3). As of March 31, 2019, the cable telephony service household penetration rate was 37.6%, compared with 40.6% as of March 31, 2018.

Club illico — The number of subscribers to Club illico stood at 431,700 as at the end of the first quarter of 2019, an increase of 10,900 (2.6%) in the quarter, compared with an increase of 21,800 (6.0%) in the first quarter of 2018. Club illico customers increased by 48,300 (12.6%) over the last twelve months (Table 3).

Table 3

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	Mar. 19	Dec 18	Sept 18	June 18	Mar. 18	Dec 17	Sept 17	June 17

Mobile telephony	1,193.6	1,153.8	1,120.7	1,079.2	1,047.3	1,024.0	990.3	953.3

Cable Internet	1,710.8	1,704.5	1,697.5	1,674.1	1,674.6	1,666.5	1,654.1	1,627.2

Cable television	1,582.6	1,597.3	1,603.7	1,606.0	1,625.5	1,640.5	1,649.0	1,656.7

Cable telephony	1,094.9	1,113.9	1,131.1	1,148.2	1,169.6	1,188.5	1,205.4	1,221.0

Club illico	431.7	420.8	402.9	391.9	383.4	361.6	347.4	337.6

Total	6,013.6	5,990.3	5,955.9	5,899.4	5,900.4	5,881.1	5,846.2	5,795.8

Adjusted EBITDA: $423.0 million in the first quarter of 2019, an increase of $6.1 million (1.5%).

•           The increase was primarily due to:

•         a revenue increase mainly attributable to the mobile telephone and Internet access services; and

•         a decrease in operating expenses mainly related to engineering, administrative and advertising costs partially offset by the launch of Fizz.

Partially offset by:

•         $10.9 million favourable retroactive adjustment recorded in the first quarter of 2018 related to roaming fees following a CRTC decision, creating an unfavourable variance in the year-over-year comparison for the first quarter of 2019;

•         increase in volume and cost of mobile handsets.

Adjusted EBITDA without restatement of comparative figures folloing the adoption of IFRS 16 increase of $15.5 million (3.8%).

Employee costs, expressed as a percentage of revenues: 12.3% in 2019, compared with 12.4%.

Purchase of goods and services, expressed as a percentage of revenues: 37.3% in 2019, compared with 36.5%.

Depreciation and amortization charge: $173.6 million, an increase of $2.3 million (1.3%).

Financial expenses (primarily comprised of interest on long-term debt): $48.9 million in the first quarter of 2019, an increase of $7.2 million (17.3%) compared with the same quarter of 2018.

•           The increase was mainly due to:

•         $5.8 million increase in interest on long-term debt due to higher average indebtedness; and

•         $3.4 million decrease in interest revenues on cash-on-hand.

Partially offset by:

•         $1.2 million favourable variance in foreign currency translation of short-term monetary items.

Loss on valuation and translation of financial instruments: Loss of $0.6 million in the first quarter of 2019, compared with a loss of $1.4 million in the same quarter of 2018, a favourable variance of $0.8 million.

Restructuring of operations, litigation and other items: $1.7 million charge recorded in the first quarter of 2019, compared with a $2.7 million charge in the same quarter of 2018, a favourable variance of $1.0 million.

•           In the first quarter of 2019, a $1.7 million net charge relating mainly to various cost reduction initiatives across the organization ($2.7 million in the first quarter of 2018).

Income tax expense: $42.4 million (effective tax rate of 21.4%) in the first quarter of 2019, compared with $48.2 million (effective tax rate of 24.1%) in the same quarter of 2018.

•           The decrease of $5.8 million was mainly due to the effect of non-deductible charges and non-taxable income, partially offset by changes in tax consolidation arrangements with the parent corporation.

Net income attributable to shareholders: $271.7 million, an increase of $119.4 million (78.4%).

•           The increase was mainly due to:

•      $115.9 million increase in income from discontinued activities;

•      $6.1 million increase in adjusted EBITDA; and

•      $5.8 million decrease in income taxes.

Partially offset by:

•      $7.2 million increase in financial expenses.

Net income attributable to shareholders without restatement of comparative figures following the adoption of IFRS 16 of $271.7 million in the first quarter of 2019, compared to $152.0 million in the same quarter of 2018, an increase of $119.7 million (78.8%).

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheets date.

Operating Activities

Cash flows provided by continuing operating activities: $220.7 million in the first quarter of 2019, compared with $314.5 million in the same quarter of 2018.

The $93.8 million decrease was primarily due to:

•      $106.3 million unfavourable variance in non-cash balances related to operations, mainly due to a unfavourable net variation in income taxes payable partially offset by favourable variations in accounts receivable, amounts receivable from the parent company and prepaid expenses; and

•      $7.1 million increase in the cash portion of financial expenses.

Partially offset by:

•      $14.1 million decrease in current income tax expenses; and

•      $6.1 million increase in adjusted EBITDA.

Working capital: Negative $273.9 million as of March 31, 2019 compared with negative $351.5 million as of December 31, 2018. The favourable variance was due primarily to the decrease in accounts payable and accrued charges and the decrease in income taxes payable, partially offset by the decrease in assets, net of liabilities held for sale.

Investing Activities

Additions to property, plant and equipment : $132.5 million in the first quarter of 2019, compared with $139.8 million in the same quarter of 2018. The $7.3 million decrease is mainly due to lower investments in wireline and wireless networks and reduction in set-top box rental program.

Additions to intangible assets: $48.6 million in the first quarter of 2019, compared with $55.0 million in the same quarter of 2018. The $6.4 million decrease is due primarily to lower investments in the IPTV project.

Product of disposal of assets: $2.6 million in the first quarter of 2019, compared with $0.4 million in the same quarter of 2018.

Business disposal: $99.5 million in the first quarter of 2019, from the sale of the 4Degrees Colocation Inc. data centers operations.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $266.7 million decrease during the first quarter of 2019.

•           Summary of debt decreases during the first quarter of 2019:

•      $204.6 million decrease in drawings under the revolving credit facilities;

•      $62.2 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a increase in the asset (or a increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”.

Assets and liabilities related to derivative financial instruments: Net asset of $387.0 million as of March 31, 2019, compared with a net asset of $465.0 million as of December 31, 2018, a $78.0 million unfavourable variance. The variance was mainly due to the net unfavourable impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Dividends: increase of $2.0 million in common dividends to the parent corporation in the first three months of 2019 compared with the same period of 2018.

Financial Position as of March 31, 2019

Net available liquidity: $962.3 million for the Corporation and its wholly owned subsidiaries, consisting of $966.8 million in unused availabilities under credit facilities, less bank indebtedness of $4.5 million.

Consolidated debt (long-term debt plus bank indebtedness): $3,961.2 million as of March 31, 2019, a decrease of
$266.7 million; $78.0 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of March 31, 2019, minimum principal repayments on long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on Videotron’s long-term debt

Twelve-month period ending March 31

(in millions of Canadian dollars)

2020	$—
2021	—
2022	—
2023	1,067.9
2024	532.8
2025 and thereafter	2,376.9
Total	$3,977.6

We may (but are under no obligation to) from time to time seek to retire or purchase the outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on the liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Videotron’s consolidated debt was approximately 5.6 years as of March 31, 2019, compared to 5.8 years as of December 31, 2018. As of March 31, 2019, after taking into account the hedging instruments, the debt consisted of approximately 80.2% fixed-rate debt, compared to 75.8% as of December 31, 2018, and 19.8% floating-rate debt, compared to 24.2% as of December 31, 2018.

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for the wireline and wireless networks, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, and dividends or distributions to shareholders in the future.  Videotron has access to cash flows generated by its subsidiaries through dividends or distributions and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). As of March 31, 2019, the Corporation was in compliance with all required financial ratios.

Distributions to the shareholder

The Corporation paid $27.0 million in common dividends to the shareholder, Quebecor Media Inc., in the first quarter of 2019 ($25.0 million in the first quarter of 2018). The Corporation expects to make cash distributions to the shareholder in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

600 MHz spectrum auction

On April 10, 2019, Videotron acquired 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario areas and were acquired for $256.0 million.

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred all of its 172,516,829 shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,569.822 common shares of 9370-5762 Québec Inc. and ii) 6,636,391 common shares of 9370-5762 Québec Inc. The following day the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd. Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,569,822 common shares of the Corporation.

This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

Reduction of paid-up capital

During the year ended December 31, 2018, the Corporation made reductions of its paid-up capital for total cash considerations of $2,588.1 million.

On January 17, 2019, the Corporation reduced its paid-up capital for a cash consideration of $45.0 million.

On April 1, 2019, the Corporation reduced its paid-up capital for a cash consideration of $30.0 million.

On May 9, 2019, the Corporation reduced its paid-up capital for a cash consideration of $45.0 million.

Analysis of Consolidated Balance Sheets as of March 31, 2019

Table 5

Consolidated balance sheets of Videotron

Analysis of main variances between March 31, 2019 and December 31, 2018

(in millions of Canadian dollars)

	March 31, 2019	December 31, 2018	Variance	Variance detail

Assets

Assets held for sale[1]	$0.0	$88.4	$(88.4)	Net assets of 4Degrees Colocation Inc.

Promisory note - parent corporation	161.2	0.0	161.2	Note receivable from parent corporation following the sale of 4Degrees Colocation Inc.

Property, plant and equipement	3,089.5	3,136.4	(46.9)	Depreciation less additions to property, plant and equipment on an accrual basis

Derivative financial instruments[2]	387.0	465.0	(78.0)	See “Financing Activities”

Liabilities

Accounts payable and accrued charges	504.6	593.0	(88.4)	Impact of current variances in activity

Income taxes payable	32.0	120.2	(88.2)	Recognition of tax benefits from 2017.

Long-term debt, including short-term portion and bank indebtedness	3,961.2	4,227.9	(266.7)	See “Financing Activities”

Other Liabilities	182.8	131.1	51.7	Conditional proceeds from the sale of 4Degrees Colocation Inc.

1   Current assets less current liabilities

2   Long-term assets less long-term liabilities

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2019, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments.  Table 6 below shows a summary of the contractual obligations.

Table 6

Contractual obligations of the Corporation as of March 31, 2019

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long term debt[1,2]	$3,977.6	$—	$—	$1,600.7	$2,376.9
Interest payments on long term debt[3]	1,019,4	132.5	368.3	287.9	230.7
Lease liabilities	115.2	33.1	40.3	24.0	17.8
Interest payments on lease liabilities	20.3	5.7	7.1	4.0	3.5
Additions to property, plant and equipement and other commitments	1,607.4	861.9	430.4	110.8	204.3
Derivative financial instruments[4]	(403.6)	—	—	(268.4)	(135.2)
Total contractual obligations	$6,336.3	$1,033.2	$846.1	$1,759.0	$2,698.0

1    Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

2    The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

3    Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2019.

4    Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreigh exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2019, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations in the amount of $31.5 million ($28.9 million in the same quarter of 2018), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.5 million ($1.5 million in the first quarter of 2018). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $13.2 million with its parent corporation in the first quarter of 2019 and 2018.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, bank indebtedness, accounts payable and accrued charges, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2019 and December 31, 2018 were as follows:

Table 7

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2019		December 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt [1]	$(3,977.6)	$(4,102.3)	$(4,244.4)	$(4,210.8)
Derivative financial instruments
Foreign exchange forward contracts	1.4	1.4	6.7	6.7
Cross-currency interest rate swaps	385.6	385.6	458.3	458.3

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt in table 7 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The losses or gains on valuation and translation of financial instruments for the three months ended March 31, 2019 and 2018 is summarized in the following table.

Table 8

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2019	2018

Loss on the ineffective portion of cash flow hedges	$0.0	$1.5
Loss (gain) on the ineffective portion of fair value hedges	0.6	(0.1)
	$0.6	$1.4

A loss of $17.9 million was recorded under “Other comprehensive income” in the first quarter of 2019 ($28.4 million in the first quarter of 2018).

CHANGES IN ACCOUNTING POLICIES

(i)               IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standards, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

(in millions of Canadian dollars)

Increase (decrease)	Three months ended March 31, 2018

Purchase of goods and services	$(9.4)
Depreciation and amortization	7.1
Financial expenses	1.9
Deferred income tax expense	0.1
Net income and comprehensive income attributable to shareholders	$0.3

Consolidated balance sheets

(in millions of Canadian dollars)

Increase (decrease)	December 31, 2018	December 31, 2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	90.6	108.9
Lease liabilities[1,2]	122.6	143.4
Deferred income tax liability	(4.9)	(5.6)
Deficit	13.8	15.6

(1)              The current portion of lease liabilities is $33.5 million as of December 31, 2018 and $34.9 million as of December 31, 2017.

(2)              Includes a lease liability with the parent corporation of $28.3 millions as of December 31, 2018 and $30.2 millions as of December 2017.

(ii)            IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

Cautionary statement regarding forward-looking statement

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•             Videotron’s ability to successfully continue developing its network and facilities-based mobile offering;

•             general economic, financial or market conditions and variations in its businesses;

•             the intensity of competitive activity in the industries in which the Corporation operates;

•             new technologies that might change consumer behaviour towards Videotron’s product suite;

•             unanticipated higher capital spending required do deploy its network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s business;

•             Videotron’s ability to implement successfully its business and operating strategies and to manage its growth and expansion;

•             disruptions to the network through which Videotron provides its digital television, Internet access, telephony and Club illico services, and its ability to protect such services from piracy, unauthorised access or other security breaches;

•             labour disputes or strikes;

•             changes in Videotron’s ability to obtain services and equipment critical to its operations;

•             changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Videotron’s licences or markets or in an increase in competition, compliance costs or capital expenditures;

•             Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•             interest rate fluctuations that affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2019	2018
			(restated, note 2)
Revenues
Internet		$273.6	$261.6
Cable television		245.2	248.7
Mobile telephony		141.4	125.8
Cable telephony		87.3	95.2
Equipment sales		49.2	45.5
Other		43.1	40.4
		839.8	817.2

Employee costs	3	103.7	101.6
Purchase of goods and services	3	313.1	298.7
Depreciation and amortization		173.6	171.3
Financial expenses	4	48.9	41.7
Loss on valuation and translation of financial instruments		0.6	1.4
Restructuring of operations and other items	5	1.7	2.7
Income before income taxes		198.2	199.8

Income taxes (recovery)
Current		46.9	61.0
Deferred		(4.5)	(12.8)
		42.4	48.2
Income from continuing operations		$155.8	$151.6

Income from discontinued operations	13	115.9	0.7

Net income		271.7	152.3

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2019	2018
			(restated, note 2)

Net income		$271.7	$152.3

Other comprehensive loss:
Items that may be reclassified to income:
Cash flows hedges:
Loss on valuation of derivative financial instruments		(17.9)	(28.4)
Deferred income taxes		5.0	2.7
		(12.9)	(25.7)
Comprehensive income		$258.8	$126.6

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholder			Equity attributable
	Capital stock (note 8)	Retained earnings (deficit)	Accumulated other comprehensive loss (note 11)	to non- controlling interests	Total equity

Balance as of December 31, 2017, as previously reported	$132.4	$1,844.9	$(41.8)	$0.6	$1,936.1
Changes in accounting policies (note 2)	—	(15.6)	—	—	(15.6)
Balance as at December 31, 2017, as restated	132.4	1,829.3	(41.8)	0.6	1,920.5
Net income	—	152.3	—	—	152.3
Other comprehensive loss	—	—	(25.7)	—	(25.7)
Corporate reorganization (note 8)	3,776.2	(3,776.2)	—	—	—
Reduction of paid-up capital (note 8)	(342.0)	—	—	—	(342.0)
Dividends	—	(25.0)	—	(0.2)	(25.2)
Balance as at March 31, 2018	3,566.6	(1,819.6)	(67.5)	0.4	1,679.9
Net income	—	501.4	—	—	501.4
Other comprehensive income	—	—	5.5	—	5.5
Reduction of paid-up capital (note 8)	(2,246.1)	—	—	—	(2,246.1)
Dividends	—	(88.0)	—	—	(88.0)
Balance as at December 31, 2018	1,320.5	(1,406.2)	(62.0)	0.4	(147.3)
Net income	—	271.7	—	—	271.7
Other comprehensive loss	—	—	(12.9)	—	(12.9)
Issuance of common shares (note 8)	150.0	—	—	—	150.0
Reduction of paid-up capital (note 8)	(45.0)	—	—	—	(45.0)
Dividends	—	(27.0)	—	—	(27.0)
Balance as at March 31, 2019	$1,425.5	$(1,161.5)	$(74,9)	$0.4	$189.5

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2019	2018
			(restated, note 2)
Cash flows related to operating activities
Net income from continuing operations		$155.8	$151.6
Adjustments for:
Depreciation of property, plant and equipment		141.2	141.8
Amortization of intangible assets		24.4	21.6
Amortization of right-of-use assets		8.0	7.9
Loss on valuation and translation of financial instruments		0.6	1.4
Amortization of financing costs	4	1.2	1.1
Deferred income taxes		(4.5)	(12.8)
Other		0.1	1.7
		326.8	314.3
Net change in non-cash balances related to operating activities		(106.1)	0.2
Cash flows provided by continuing operating activities		220.7	314.5

Cash flows related to investing activities
Additions to property, plant and equipment		(132.5)	(138.9)
Additions to intangible assets		(48.6)	(55.0)
Business disposal	13	99.5	—
Acquisition of preferred shares of an affiliated corporation	7	—	(2,390.0)
Repayment of a loan by the parent corporation	10	—	342.0
Other		2.6	0.4
Cash flows used in investing activities		(79.0)	(2,241.5)

Cash flows related to financing activities
Net change in bank indebtedness		(3.8)	—
Net change under revolving credit facility		(204.6)	—
Repayment of lease liabilities		(8.9)	(8.3)
Issuance of common shares	8	150.0	—
Reduction in paid-up capital	8	(45.0)	(342.0)
Issuance of a loan from the parent corporation	7	—	2,390.0
Dividends		(27.0)	(25.0)
Other		—	(0.2)
Cash flows (used in) provided by financing activities		(139.3)	2,014.5

Net change in cash and cash equivalents from continuing operating activities		2.4	87.5

Cash flows (used in) provided by discontinued operations		(2.3)	2.2

Cash and cash equivalents at the beginning of the period		1.1	815.8

Cash and cash equivalents at the end of the period		$1.2	$905.5

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31
	2019	2018
		(restated, note 2)
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$0.3	$905.2
Cash equivalents	0.9	0.3
	$1.2	$905.5

Interest and taxes reflected as operating activities
Cash interest payments	$39.7	$35.3
Cash income tax payments	134.3	0.7

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)

	Note	March 31, 2019	December 31, 2018	December 31, 2017
			(restated, note 2)	(restated, note 2)
Assets

Current assets
Cash and cash equivalents		$1.2	$1.1	$815.8
Accounts receivable		326.5	342.9	337.8
Contract assets		147.1	144.4	132.8
Amounts receivable from affiliated corporations		49.6	9.7	7.0
Income taxes		—	—	27.2
Inventories		93.4	86.6	89.6
Other current assets		114.9	103.3	99.9
Assets held for sale		—	95.0	—
Total current assets		732.7	783.0	1,510.1

Non-current assets
Investments	7	1,595.0	1,595.0	—
Property, plant and equipment		3,089.5	3,136.4	3,272.9
Intangible assets		1,068.7	1,059.6	908.0
Right-of-use assets	2	84.1	90.6	108.9
Goodwill		515.0	515.0	535.9
Derivative financial instruments	12	393.7	465.0	293.2
Promissory note - parent corporation	13	161.2	—	—
Subordinated loan - parent corporation	10	—	—	342.0
Other assets		105.4	112.7	100.9
Total non-current assets		7,012.6	6,974.3	5,561.8
Total assets		$7,745.3	$7,757.3	$7,071.9

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in millions of Canadian dollars)

(unaudited)

	Note	March 31, 2019	December 31, 2018	December 31, 2017
			(restated, note 2)	(restated, note 2)
Liabilities and Equity

Current liabilities
Bank indebtedness		$4.5	$8.3	$—
Accounts payable and accrued charges		504.6	593.0	491.8
Amounts payable to affiliated corporations		88.5	41.5	54.7
Provisions		19.7	19.4	17.5
Deferred revenue		324.2	312.0	312.8
Income taxes		32.0	120.2	—
Current portion of lease liabilities	2	33.1	33.5	34.9
Current portion of long-term debt		—	—	5.4
Liabilities held for sale		—	6.6	—
Total current liabilities		1,006.6	1,134.5	917.1

Non-current liabilities
Long-term debt	6	3,956.7	4,219.6	3,265.0
Subordinated loan from parent corporation	7	1,595.0	1,595.0	—
Derivative financial instruments	12	6.7	—	34.1
Lease liabilities	2	82.1	89.1	108.5
Deferred income taxes		725.9	735.3	713.8
Other liabilities		182.8	131.1	112.9
Total non-current liabilities		6,549.2	6,770.1	4,234.3
Total liabilities		7,555.8	7,904.6	5,151.4

Equity
Capital stock	8	1,425.5	1,320.5	132.4
(Deficit) retained earnings		(1,161.5)	(1,406.2)	1,829.3
Accumulated other comprehensive loss	11	(74.9)	(62.0)	(41.8)
Equity attributable to shareholder		189.1	(147.7)	1,919.9
Non-controlling interests		0.4	0.4	0.6
Total equity		189.5	(147.3)	1,920.5
Subsequent events	14

Total liabilities and equity		$7,745.3	$7,757.3	$7,071.9

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation).  The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.                BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2018 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 8, 2019.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month period ended March 31, 2019.

2.                CHANGES IN ACCOUNTING POLICIES

(i)               IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

(i)               IFRS 16 — Leases (continued)

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended March 31, 2018

Purchase of goods and services	$(9.4)
Depreciation and amortization	7.1
Financial expenses	1.9
Deferred income tax expense	0.1
Net income and comprehensive income attributable to shareholders	$0.3

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	90.6	108.9
Lease liabilities[1,2]	122.6	143.4
Deferred income tax liability	(4.9)	(5.6)
Deficit	13.8	15.6

1   The current portion of lease liabilities is $33.5 million as of December 31, 2018 and $34.9 million as of December 31, 2017.

2   Includes a lease liability with the parent corporation of $28.3 millions as of December 31, 2018 and $30.2 millions as of December 2017.

(ii)            IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.              EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2019	2018
		(restated, note 2)

Employee costs	$154.0	$148.9
Less employee costs capitalized to property, plant and equipment and to intangible assets	(50.3)	(47.3)
	103.7	101.6
Purchase of goods and services
Royalties and rights	104.7	106.2
Cost of retail products	83.1	69.4
Subcontracting costs	23.6	25.6
Marketing and distribution expenses	12.7	13.4
Other	89.0	84.1
	313.1	298.7
	$416.8	$400.3

4.                FINANCIAL EXPENSES

	Three months ended March 31
	2019	2018
		(restated, note 2)

Third parties:
Interest on long-term debt	$47.6	$41.8
Amortization of financing costs	1.2	1.1
Interest on net defined benefit liability	1.1	0.8
(Gain) loss on foreign currency translation on short-term monetary items	(0.7)	0.5
Interest expense from lease liabilities	1.6	1.9
Other	—	(3.4)
	50.8	42.7
Affiliated corporations:
Interest expense	37.4	20.5
Dividend income	(37.8)	(20.7)
Interest income	(1.5)	(0.8)
	$48.9	$41.7

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.                RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the first quarter of 2019, a net charge of $1,7 million was recorded relating mainly to various cost reduction initiatives across the organization (a net charge of $2.7 million in 2018).

6.                LONG-TERM DEBT

Components of the long-term debt are as follows:

	March 31, 2019	December 31, 2018

Bank credit facilities	$532.8	$742.0
Senior Notes	3,444.8	3,502.4
Total long-term debt	3,977.6	4,244.4

Change in fair value related to hedged interest rate risk	5.1	2.4
Financing cost, net of amortization	(26.0)	(27.2)
	(20.9)	(24.8)
	$3,956.7	$4,219.6

7.                  INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

On February 27, 2018, the Corporation contracted a subordinated loan of $2.39 billion from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable every six months on June 20 and December 20, and maturing on February 27, 2048. On the same day, the Corporation invested the total proceeds of $2.39 billion into 2,390,000 preferred shares, Series C, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.6%, payable semi-annually.

These transactions were carried o ut for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.                CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2017	172,516,829	$132.4
Corporate reorganization
Cancellation of shares	(172,516,829)	(132.4)
Issuance of shares	10,544,960	3,908.6
Reduction in paid-up capital	—	(2,588.1)
Balance as at December 31, 2018	10,544,960	1,320.5
Issuance of shares	162,640	150.0
Reduction in paid-up capital	—	(45.0)
Balance as at March 31, 2019	10,707,600	$1,425.5

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred and subsequently cancelled all of its 172,516,829 shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,569.822 common shares of 9370-5762 Québec Inc. and ii) 6,636,391 common shares of 9370-5762 Québec Inc. The following day, the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,569,822 common shares of the Corporation.

This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.                CAPITAL STOCK (continued)

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

Reduction of paid-up capital

During the year ended December 31, 2018, the Corporation made reductions of its paid-up capital for total cash considerations of $2,588.1 million.

On January 17, 2019, the Corporation reduced its paid-up capital for a cash consideration of $45.0 million ($342.0 million in the first quarter of 2018).

9.                STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the three-month period ended March 31, 2019:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Media Inc.
As of December 31, 2018	75,400	$67.42
Transferred	4,000	51.88
Exercised	(13,350)	65.72
Cancelled	(3,000)	70.56
As of March 31, 2019	63,050	$66.65
Vested options as of March 31, 2019	41,800	$65.07

During the three-month period ended March 31, 2019, 13,350 of the Corporation’s stock options were exercised for a cash consideration of $1.9 million (23,000 stock options for $0.2 million in 2018).

Deferred share units (“DSU”) and performance share units (“PSU”) plans

Under the DSU and PSU plans, based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”), the DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of March 31, 2019, 66,708 DSUs and 48,267 PSUs awarded to employees of the Corporation were outstanding under these plans. During the first quarter of 2019, a cash consideration of $2.8 million was paid for the PSUs redeemed.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.                STOCK-BASED COMPENSATION PLAN (continued)

Stock-based compensation expense

For the three-month period ended March 31, 2019 a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $2.9 million (a net charge of $1.0 million in 2018).

10.         SUBORDINATED LOAN TO PARENT COPORATION

On January 16, 2018, Quebecor Media Inc. reimbursed its subordinated loan of $342.0 million to the Corporation.

11.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2017	$(4.0)	$(37.8)	$(41.8)
Other comprehensive loss	(25.7)	—	(25.7)
Balance as of March 31, 2018	(29.7)	(37.8)	(67.5)
Other comprehensive income (loss)	14.8	(9.3)	5.5
Balance as of December 31, 2018	(14.9)	(47.1)	(62.0)
Other comprehensive loss	(12.9)	—	(12.9)
Balance as of March 31, 2018	$(27.8)	$(47.1)	$(74.9)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives financial instruments designated as cash flow hedges. The balance is expected to reverse over an 8-year period.

12.           FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•                 Level 1:   quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:   inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:   inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019		December 31, 2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(3,977.6)	$(4,102.3)	$(4,244.4)	$(4,210.8)
Derivative financial instruments
Foreign exchange forward contracts	1.4	1.4	6.7	6.7
Cross-currency interest rate swaps	385.6	385.6	458.3	458.3

1            The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

13.         DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data centers operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment is payable as of March 31, 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The amount deferred is revaluated on a quarterly basis and any change is recorded in income from discontinued operations.

14.         SUBSEQUENT EVENTS

On April 1 and May 9, 2019 respectively, the Corporation made reductions of its paid-up capital for a total cash consideration of $75.0 million.

On April 10, 2019, Videotron acquired ten 600 MHz spectrum licences covering Eastern, Southern and Northern Québec, as well as Eastern Ontario and Outaouais for a total price of $256.0 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: May 14, 2019